Exhibit 99.1
FOR IMMEDIATE RELEASE
For further information contact:

Elsie Chan	Carol Lau
Brilliance China Automotive	Weber Shandwick Worldwide
Holdings Limited	(HK) Ltd.
(852) 2523 7227	(852) 2533 9981
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES INTERIM RESULTS
(HONG KONG, SEPTEMBER 22, 2006) – Brilliance China Automotive Holdings Limited (the “Company”) (NYSE: CBA; SEHK: 1114) announced today the interim results for the six months ended June 30, 2006 prepared in accordance with generally accepted accounting principles in the United States of America.
Unaudited consolidated net sales of the Company and its subsidiaries (the “Group”), including Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing”), Shenyang ChenFa Automobile Component Co., Ltd. (“ChenFa”), Shenyang Jindong Development Co., Ltd. (“Jindong”), Shanghai Hidea Auto Design Co., Ltd. (“Hidea Auto”) and Shenyang Brilliance Power Train Machinery Co., Ltd. (“Power Train”) for the first six months of 2006 were Rmb4,348.6 million (US$543.6 million), representing a 55.5% increase from Rmb2,796.0 million (US$337.7 million) for the same period in 2005. The increase in sales was primarily due to an increase in the unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans during the period in 2006.
Shenyang Automotive sold 37,571 minibuses in the first half of 2006, representing a 27.5% increase from the 29,471 minibuses sold during the same period in 2005. Of these vehicles sold, 29,709 were mid-priced minibuses, representing a 14.7% increase from 25,905 units sold during the same period in 2005. Unit sales of deluxe minibuses increased by 120.5% from 3,566 units in the first six months of 2005 to 7,862 units for the same period in 2006. Shenyang Automotive sold 19,398 Zhonghua sedans in the first half of 2006, representing a 321.9% increase from the 4,598 Zhonghua sedans sold during the same period in 2005.
Unaudited cost of sales rose by 60.0% from Rmb2,535.3 million (as restated) (US$306.2 million) in the first six months of 2005 to Rmb4,056.7 million (US$507.1 million) for the same period in 2006. This increase was primarily due to the increase in unit sales of both the minibuses and Zhonghua sedans. However, the unit costs for minibuses and Zhonghua sedans decreased in the first half of 2006, mainly due to improvement in production efficiency and economies of scale together with the decrease in costs of components.
Despite the increase in sales and decrease in unit costs, the overall gross profit margin of the Group decreased from 9.3% (as restated) for the first half of 2005 to 6.7% for the same period in 2006, as a result of continued price competition and a shift in product mix to lower-margin products.
Unaudited selling expenses increased by 3.2% from RMB204.6 million (US$24.7 million), representing 7.3% of turnover, in the first half of 2005, to RMB211.2 million (US$26.4 million), representing 4.9% of turnover, during the same period in 2006. The increase was mainly due to an increase in transportation costs for finished products as the sales volume of Zhonghua sedans and minibuses in the first half of 2006 increased.
Unaudited general and administrative expenses decreased by 3.0% from RMB335.0 million (as restated) (US$40.5 million) in the first six months of 2005 to RMB324.9 million (US$40.6 million) for the same period in 2006, mainly as a result of a decrease in research and development expenses and staff costs.
Unaudited interest expense net of interest income decreased by 47.9% from RMB84.6 million (US$10.2 million) in the first six months of 2005 to RMB44.1 million (US$5.5 million) for the same period in 2006, resulting mainly from the decrease in financing costs in relation to the decrease in issuing the bank guaranteed notes for discounting purpose.
Unaudited net equity in earnings of associated companies and jointly controlled entities increased from a loss of Rmb29.8 million (US$3.6 million) in the first half of 2005 to earnings of Rmb58.5 million (US$7.3 million) for the same period in 2006. This was mainly attributable to the profits contributed by BMW Brilliance Automotive Ltd., the Group’s 49% indirectly-owned jointly controlled entity in the first half of 2006. The BMW joint venture achieved sales of 9,822 BMW sedans in the first six months of 2006, an increase of 35.4% as compared to 7,253 BMW sedans for the same period in 2005.
Unaudited net other income increased by 15.2% from Rmb34.3 million (US$4.1 million) in the first half of 2005 to Rmb39.5 million (US$4.9 million) for the same period in 2006. The increase was primarily attributable to a gain from the buyback of certain convertible bonds due 2008 and penalty payment received from a supplier for failure to deliver contracted volume before pre-agreed deadline.
The Group recorded an unaudited loss before taxation and minority interests of RMB190.3 million (US$23.8 million) in the first half of 2006 as compared to RMB581.0 million (US$70.2 million) for the same period in 2005. Unaudited taxation increased by 20.9% from RMB21.1 million (US$2.5 million) in the first half of 2005 to RMB25.5 million (US$3.2 million) for the same period in 2006, resulting mainly from the increase in taxable income of the Group in the first half of 2006.

The Group recognized an income of Rmb13.2 million (US$1.7 million) under unaudited other comprehensive income, representing the fair value adjustment for securities available-for-sale in the first half of 2006, compared to a loss of Rmb9.5 million (US$1.1 million) for the same period in 2005.
As a result, the Group recorded an unaudited comprehensive loss of Rmb83.4 million (US$10.4 million) for the first half of 2006 as compared to that of Rmb349.9 million (US$42.3 million) for the first half of 2005. Unaudited basic loss and dilutive loss per ADS was US$0.33 for the first half of 2006 as compared to that of US$1.12 in the first half of 2005. Given the Group recorded an unaudited comprehensive loss during the first half of 2006 and 2005, potentially dilutive stocks from conversion of the convertible bonds and outstanding share options were excluded in the calculation of diluted loss per share for these periods because to do so would be anti-dilutive.
Mr Wu Xiao An, Chairman of the Company, said “Conditions in the Chinese automotive industry continued to be difficult and competitive in the first half of 2006. Despite this challenging environment, the Group’s operations and sales had improved compared to the corresponding period last year. During the first half of 2006, a series of new models of Zhonghua sedans and Granse minibuses were launched and were well-received by customers. Looking into the second half of 2006, the gradual recovery in the Chinese automotive industry is expected to gather momentum, although the operating environment continues to be challenging. The Group expects total revenues to increase in the second half of 2006 primarily due to the anticipated strong increase in sales of its Zhonghua sedans. The Group also believes that many of the marketing and repositioning strategies it has been pursuing have placed the Group in a better position to deliver satisfactory operating results and profits over the medium-term.
* * * * *
The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer of minibuses in China. In May 1998, the Company acquired a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automotive components. Subsequently, in October 2004, the Company further acquired the remaining 49% equity interest in Ningbo Yuming. As a result, Ningbo Yuming becomes a wholly owned subsidiary of the Company. In May 1998, the Company also acquired a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. In December 2001, the Company established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen Automotive Seats Co., Ltd. (“Shenyang Xingchen”), a manufacturer of automotive seats in the PRC. Shenyang Xingchen has ceased its operation since July 2003.
In April 2002, the Company established an indirect 75.5%-owned subsidiary, Jindong, to trade automotive components and scraps in China. In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in China.
In March 2003, the then indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. In April 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI has become 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW increased from 40.50% to 44.55%. Further, in December 2003, the Company further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.
In June 2003, the Company established a wholly owned subsidiary, ChenFa, to develop, manufacture and sell engine components in China.
In December 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and the supplier of certain automotive components for its minibuses and sedans production. Upon completion of the proposed acquisition and approval from the relevant government authorities, the Company’s effective interests in Shenyang Automotive will be increased from 51% to approximately 70.7%. The transfer has been approved by the State-Owned Assets Supervision and Administration Commission of the State Council, and final approval by the China Securities Regulatory Commission is pending.
In April 2004, the Company established an indirect 63.25%-owned subsidiary, Hidea Auto, a company engaged in the design and development of automobiles and the provision of consulting services in relation to the Chinese automotive industry.
In December 2004, the Company established a direct & indirect 75.01%-owned subsidiary, Power Train, to manufacture and sell powertrains for engines in China.

* * * * *
Translation of amounts from Renminbi (Rmb) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=Rmb8.00 for 2006 and US$1.00=Rmb8.28 for 2005. Translation of amounts from Hong Kong dollar (HK$) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=HK$7.80. No representation is made that the Renminbi amounts and the HK$ amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. All financial information presented herein has been prepared in accordance with generally accepted accounting principles in the United States of America.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2006 AND 2005
(Expressed in thousands of Rmb, except for share and ADS data)

	(Unaudited)
	For the six months ended
	2006		2005
			(Restated)
Sales to third parties		3,507,643		1,931,574
Sales to affiliated companies		840,915		864,417

		4,348,558		2,795,991
Cost of sales		(4,056,686)		(2,535,300)

Gross profit		291,872		260,691

Selling expenses		(211,197)		(204,568)
General and administrative expenses		(324,882)		(334,953)
Interest expense		(76,390)		(119,032)
Interest income		32,286		34,458
Equity in earnings of associated companies and jointly controlled entities, net		58,534		(29,827)
Other income, net		39,459		34,251
Impairment loss on intangible assets		—		(116,000)
Impairment loss on goodwill		—		(106,000)

Loss before income taxes and minority interests		(190,318)		(580,980)

Income taxes		(25,547)		(21,127)

Minority interests		119,226		261,706

Net loss		(96,639)		(340,401)

Other comprehensive income (loss)
Fair value adjustment for securities available-for-sale		13,195		(9,484)

Comprehensive loss		(83,444)		(349,885)

Basic loss per share in Rmb	Rmb	(0.0263)	Rmb	(0.0928)

Basic loss per share in US$	US$	(0.0033)	US$	(0.0112)

Basic loss per ADS in US$	US$	(0.33)	US$	(1.12)

Diluted loss per share in Rmb	Rmb	(0.0263)	Rmb	(0.0928)

Diluted loss per share in US$	US$	(0.0033)	US$	(0.0112)

Diluted loss per ADS in US$	US$	(0.33)	US$	(1.12)

Weighted average number of shares outstanding		3,668,390,900		3,668,390,900

Weighted average number of ADSs outstanding		36,683,909		36,683,909

Net loss adjusted for the diluted effect of convertible bonds		N/A		N/A

Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds		3,668,390,900		3,668,390,900

Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds		36,683,909		36,683,909

The calculation of basic loss per ADS is based on the weighted average number of ADSs outstanding during the periods presented.
The calculation of diluted loss per share (ADS) is based on weighted average number of common shares (ADSs) outstanding.
The effect of the assumed conversion of the potential stock outstanding for both the six months ended June 30, 2006 and June 30, 2005 from convertible bonds and outstanding share options is anti-dilutive.
The weighted average number of ADSs outstanding is calculated based on the assumptions that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).